September 29, 2025

Christina Zamarro
Chief Financial Officer
The Goodyear Tire & Rubber Company
200 Innovation Way
Akron , Ohio 44316

       Re: The Goodyear Tire & Rubber Company
           Form 10-K for Fiscal Year Ended December 31, 2024
           File No. 001-01927
Dear Christina Zamarro:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing